Form **1065**

Department of the Treasury
Internal Revenue Service

U.S. Return of Partnership Income

For calendar year 2016, or tax year beginning .... , ending ....

u **Information about Form 1065 and its separate instructions is at** *www.irs.gov/form1065.*

OMB No. 1545-0123

2016

A Principal business activity **SERVICES**	**Type or Print**	Name of partnership **PAYROLL4FREE.COM LLC**	**D** Employer identification number **46-1032027**
B Principal product or service **PAYROLL PROC**		Number, street, and room or suite no. If a P.O. box, see the instructions. **23297 COMMERCE PARK ROAD**	**E** Date business started **05/23/2012**
C Business code number **541214**		City or town, state or province, country, and ZIP or foreign postal code **BEACHWOOD OH 44122**	**F** Total assets (see the instructions) $ **144,817**

G Check applicable boxes: **(1)** ☒ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change **(5)** ☐ Amended return
(6) ☐ Technical termination - also check (1) or (2)

H Check accounting method: **(1)** ☐ Cash **(2)** ☒ Accrual **(3)** ☐ Other (specify) u ....

I Number of Schedules K-1. Attach one for each person who was a partner at any time during the tax year u **2**

J Check if Schedules C and M-3 are attached .... ☐

Caution. *Include **only** trade or business income and expenses on lines 1a through 22 below. See the instructions for more information.*

Income

1a	Gross receipts or sales	**1a**	71,802	
b	Returns and allowances	**1b**	4,128	
c	Balance. Subtract line 1b from line 1a		**1c**	67,674
2	Cost of goods sold (attach Form 1125-A)		**2**	
3	Gross profit. Subtract line 2 from line 1c		**3**	67,674
4	Ordinary income (loss) from other partnerships, estates, and trusts (attach statement)		**4**	
5	Net farm profit (loss) (attach Schedule F (Form 1040))		**5**	
6	Net gain (loss) from Form 4797, Part II, line 17 (attach Form 4797)		**6**	
7	Other income (loss) (attach statement)		**7**	
8	**Total income (loss).** Combine lines 3 through 7		**8**	67,674

Deductions (see the instructions for limitations)

9	Salaries and wages (other than to partners) (less employment credits)		**9**	
10	Guaranteed payments to partners		**10**	
11	Repairs and maintenance		**11**	277
12	Bad debts		**12**	
13	Rent		**13**	5,542
14	Taxes and licenses		**14**	
15	Interest		**15**	
16a	Depreciation (if required, attach Form 4562)	**16a**		
b	Less depreciation reported on Form 1125-A and elsewhere on return	**16b**	**16c**	
17	Depletion **(Do not deduct oil and gas depletion.)**		**17**	
18	Retirement plans, etc.		**18**	
19	Employee benefit programs		**19**	
20	Other deductions (attach statement) **SEE STATEMENT 1**		**20**	234,433
21	**Total deductions.** Add the amounts shown in the far right column for lines 9 through 20		**21**	240,252
22	**Ordinary business income (loss).** Subtract line 21 from line 8		**22**	-172,578

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than general partner or limited liability company member manager) is based on all information of which preparer has any knowledge.

▶ _____
Signature of general partner or limited liability company member manager

▶ _____
Date

May the IRS discuss this return with the preparer shown below (see instructions)? ☒ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
WILLIAM E JOSEPH, CPA	WILLIAM E JOSEPH, CPA	03/01/17		P00140703

Firm's name u **JOSEPH ROSENBAUM ROGEN & YOUNG CPAS, LLC**   Firm's EIN u **20-8918086**

Firm's address u **3690 ORANGE PLACE SUITE #420**
BEACHWOOD, OH   44122   Phone no. **216-595-2322**

For Paperwork Reduction Act Notice, see separate instructions.

Form **1065** (2016)

DAA

Form 1065 (2016) **PAYROLL4FREE.COM LLC**   46-1032027   Page **2**

Schedule B	**Other Information**		

		Yes	No
1	What type of entity is filing this return? Check the applicable box:		
a	☐ Domestic general partnership **b** ☐ Domestic limited partnership		
c	☒ Domestic limited liability company **d** ☐ Domestic limited liability partnership		
e	☐ Foreign partnership **f** ☐ Other u		
2	At any time during the tax year, was any partner in the partnership a disregarded entity, a partnership (including an entity treated as a partnership), a trust, an S corporation, an estate (other than an estate of a deceased partner), or a nominee or similar person?		X
3	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization, or any foreign government own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership		X
b	Did any individual or estate own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership? For rules of constructive ownership, see instructions. If "Yes," attach Schedule B-1, Information on Partners Owning 50% or More of the Partnership	X	
4	At the end of the tax year, did the partnership:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below		X

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below		X

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
5	Did the partnership file Form 8893, Election of Partnership Level Tax Treatment, or an election statement under section 6231(a)(1)(B)(ii) for partnership-level tax treatment, that is in effect for this tax year? See Form 8893 for more details		X
6	Does the partnership satisfy **all four** of the following conditions?		
a	The partnership's total receipts for the tax year were less than $250,000.		
b	The partnership's total assets at the end of the tax year were less than $1 million.		
c	Schedules K-1 are filed with the return and furnished to the partners on or before the due date (including extensions) for the partnership return.		
d	The partnership is not filing and is not required to file Schedule M-3	X	
	If "Yes," the partnership is not required to complete Schedules L, M-1, and M-2; Item F on page 1 of Form 1065; or Item L on Schedule K-1.		
7	Is this partnership a publicly traded partnership as defined in section 469(k)(2)?		X
8	During the tax year, did the partnership have any debt that was cancelled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?		X
9	Has this partnership filed, or is it required to file, Form 8918, Material Advisor Disclosure Statement, to provide information on any reportable transaction?		X
10	At any time during calendar year 2016, did the partnership have an interest in or a signature or other authority over a financial account in a foreign country (such as a bank account, securities account, or other financial account)? See the instructions for exceptions and filing requirements for FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). If "Yes," enter the name of the foreign country. u		X

Form **1065** (2016)

DAA

Schedule B	Other Information *(continued)*	Yes	No

		Yes	No
11	At any time during the tax year, did the partnership receive a distribution from, or was it the grantor of, or transferor to, a foreign trust? If "Yes," the partnership may have to file Form 3520, Annual Return To Report Transactions With Foreign Trusts and Receipt of Certain Foreign Gifts. See instructions		X
12a	Is the partnership making, or had it previously made (and not revoked), a section 754 election? See instructions for details regarding a section 754 election.		X
b	Did the partnership make for this tax year an optional basis adjustment under section 743(b) or 734(b)? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		X
c	Is the partnership required to adjust the basis of partnership assets under section 743(b) or 734(b) because of a substantial built-in loss (as defined under section 743(d)) or substantial basis reduction (as defined under section 734(d))? If "Yes," attach a statement showing the computation and allocation of the basis adjustment. See instructions		X
13	Check this box if, during the current or prior tax year, the partnership distributed any property received in a like-kind exchange or contributed such property to another entity (other than disregarded entities wholly owned by the partnership throughout the tax year) ▶ ☐		
14	At any time during the tax year, did the partnership distribute to any partner a tenancy-in-common or other undivided interest in partnership property?		X
15	If the partnership is required to file Form 8858, Information Return of U.S. Persons With Respect To Foreign Disregarded Entities, enter the number of Forms 8858 attached. See instructions ᵤ		
16	Does the partnership have any foreign partners? If "Yes," enter the number of Forms 8805, Foreign Partner's Information Statement of Section 1446 Withholding Tax, filed for this partnership. ᵤ		X
17	Enter the number of Forms 8865, Return of U.S. Persons With Respect to Certain Foreign Partnerships, attached to this return. ᵤ		
18a	Did you make any payments in 2016 that would require you to file Form(s) 1099? See instructions		X
b	If "Yes," did you or will you file required Form(s) 1099?		
19	Enter the number of Form(s) 5471, Information Return of U.S. Persons With Respect To Certain Foreign Corporations, attached to this return. ᵤ **0**		
20	Enter the number of partners that are foreign governments under section 892. ᵤ **0**		
21	During the partnership's tax year, did the partnership make any payments that would require it to file Form 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474)?		X
22	Was the partnership a specified domestic entity required to file Form 8938 for the tax year (See the Instructions for Form 8938)?		X

Designation of Tax Matters Partner *(see instructions)*

Enter below the general partner or member-manager designated as the tax matters partner (TMP) for the tax year of this return:

Name of designated TMP ▶	CAROL N. ROSENBERG	Identifying number of TMP ▶	299-46-5780
If the TMP is an entity, name of TMP representative ▶		Phone number of TMP ▶	877-888-4599
Address of designated TMP ▶	3720 SEVERN ROAD CLEVELAND HEIGHTS OH 44118		

Form **1065** (2016)

Schedule K   Partners' Distributive Share Items

				Total amount
Income (Loss)	**1**	Ordinary business income (loss) (page 1, line 22)	**1**	−172,578
	2	Net rental real estate income (loss) (attach Form 8825)	**2**	
	3a	Other gross rental income (loss) **3a**		
	b	Expenses from other rental activities (attach statement) **3b**		
	c	Other net rental income (loss). Subtract line 3b from line 3a	**3c**	
	4	Guaranteed payments	**4**	
	5	Interest income	**5**	
	6	Dividends: **a** Ordinary dividends	**6a**	
		b Qualified dividends **6b**		
	7	Royalties	**7**	
	8	Net short-term capital gain (loss) (attach Schedule D (Form 1065))	**8**	
	9a	Net long-term capital gain (loss) (attach Schedule D (Form 1065))	**9a**	
	b	Collectibles (28%) gain (loss) **9b**		
	c	Unrecaptured section 1250 gain (attach statement) **9c**		
	10	Net section 1231 gain (loss) (attach Form 4797)	**10**	
	11	Other income (loss) (see instructions) Type ս	**11**	
Deductions	**12**	Section 179 deduction (attach Form 4562)	**12**	
	13a	Contributions	**13a**	
	b	Investment interest expense	**13b**	
	c	Section 59(e)(2) expenditures:		
		(1) Type ս **(2)** Amount ս	**13c(2)**	
	d	Other deductions (see instructions) Type ս	**13d**	
Self-Employ-ment	**14a**	Net earnings (loss) from self-employment	**14a**	−172,578
	b	Gross farming or fishing income	**14b**	
	c	Gross nonfarm income	**14c**	67,674
Credits	**15a**	Low-income housing credit (section 42(j)(5))	**15a**	
	b	Low-income housing credit (other)	**15b**	
	c	Qualified rehabilitation expenditures (rental real estate) (attach Form 3468, if applicable)	**15c**	
	d	Other rental real estate credits (see instructions) Type ս	**15d**	
	e	Other rental credits (see instructions) Type ս	**15e**	
	f	Other credits (see instructions) Type ս	**15f**	
Foreign Transactions	**16a**	Name of country or U.S. possession ս		
	b	Gross income from all sources	**16b**	
	c	Gross income sourced at partner level	**16c**	
		Foreign gross income sourced at partnership level		
	d	Passive category ս **e** General category ս **f** Other ս	**16f**	
		Deductions allocated and apportioned at partner level		
	g	Interest expense ս **h** Other ս	**16h**	
		Deductions allocated and apportioned at partnership level to foreign source income		
	i	Passive category ս **j** General category ս **k** Other ս	**16k**	
	l	Total foreign taxes (check one): ս Paid ☐ Accrued ☐	**16l**	
	m	Reduction in taxes available for credit (attach statement)	**16m**	
	n	Other foreign tax information (attach statement)		
Alternative Minimum Tax (AMT) Items	**17a**	Post-1986 depreciation adjustment	**17a**	
	b	Adjusted gain or loss	**17b**	
	c	Depletion (other than oil and gas)	**17c**	
	d	Oil, gas, and geothermal properties – gross income	**17d**	
	e	Oil, gas, and geothermal properties – deductions	**17e**	
	f	Other AMT items (attach statement)	**17f**	
Other Information	**18a**	Tax-exempt interest income	**18a**	
	b	Other tax-exempt income	**18b**	
	c	Nondeductible expenses	**18c**	
	19a	Distributions of cash and marketable securities	**19a**	
	b	Distributions of other property	**19b**	
	20a	Investment income	**20a**	
	b	Investment expenses	**20b**	
	c	Other items and amounts (attach statement)		

DAA

Analysis of Net Income (Loss)

1	Net income (loss). Combine Schedule K, lines 1 through 11. From the result, subtract the sum of Schedule K, lines 12 through 13d, and 16l					1	-172,578
2	Analysis by partner type:	(i) Corporate	(ii) Individual (active)	(iii) Individual (passive)	(iv) Partnership	(v) Exempt Organization	(vi) Nominee/Other
a	General partners						
b	Limited partners			-172,578			

Schedule L Balance Sheets per Books

	Assets	Beginning of tax year (a)	Beginning of tax year (b)	End of tax year (c)	End of tax year (d)
1	Cash				144,160
2a	Trade notes and accounts receivable			657	
b	Less allowance for bad debts				657
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities				
6	Other current assets (attach statement)				
7a	Loans to partners (or persons related to partners)				
b	Mortgage and real estate loans				
8	Other investments (attach statement)				
9a	Buildings and other depreciable assets				
b	Less accumulated depreciation				
10a	Depletable assets				
b	Less accumulated depletion				
11	Land (net of any amortization)				
12a	Intangible assets (amortizable only)				
b	Less accumulated amortization				
13	Other assets (attach statement)				
14	Total assets				144,817
	Liabilities and Capital				
15	Accounts payable				
16	Mortgages, notes, bonds payable in less than 1 year				
17	Other current liabilities (attach statement) SEE STMT 2				144,806
18	All nonrecourse loans				
19a	Loans from partners (or persons related to partners)				
b	Mortgages, notes, bonds payable in 1 year or more				1,722,253
20	Other liabilities (attach statement)				
21	Partners' capital accounts				-1,722,242
22	Total liabilities and capital				144,817

Schedule M-1 Reconciliation of Income (Loss) per Books With Income (Loss) per Return

Note. The partnership may be required to file Schedule M-3 (see instructions).

1	Net income (loss) per books	-172,578	6	Income recorded on books this year not included on Schedule K, lines 1 through 11 (itemize): a Tax-exempt interest $	
2	Income included on Schedule K, lines 1, 2, 3c, 5, 6a, 7, 8, 9a, 10, and 11, not recorded on books this year (itemize):				
3	Guaranteed payments (other than health insurance)		7	Deductions included on Schedule K, lines 1 through 13d, and 16l, not charged against book income this year (itemize): a Depreciation $	
4	Expenses recorded on books this year not included on Schedule K, lines 1 through 13d, and 16l (itemize): a Depreciation $ b Travel and entertainment $		8	Add lines 6 and 7	
			9	Income (loss) (Analysis of Net Income (Loss), line 1). Subtract line 8 from line 5	-172,578
5	Add lines 1 through 4	-172,578			

Schedule M-2 Analysis of Partners' Capital Accounts

1	Balance at beginning of year		6	Distributions: a Cash	
2	Capital contributed: a Cash			b Property	
	b Property		7	Other decreases (itemize):	
3	Net income (loss) per books	-172,578			
4	Other increases (itemize): SEE STMT 3 -1,549,664	-1,549,664	8	Add lines 6 and 7	
5	Add lines 1 through 4	-1,722,242	9	Balance at end of year. Subtract line 8 from line 5	-1,722,242

SCHEDULE B-1
(Form 1065)

(Rev. December 2011)
Department of the Treasury
Internal Revenue Service

Information on Partners Owning 50% or More of the Partnership

u **Attach to Form 1065. See instructions on back.**

OMB No. 1545-0099

Name of partnership
PAYROLL4FREE.COM LLC

Employer identification number (EIN)
46-1032027

Part I — Entities Owning 50% or More of the Partnership (Form 1065, Schedule B, Question 3a)

Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, tax-exempt organization, or any foreign government that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

Part II — Individuals or Estates Owning 50% or More of the Partnership (Form 1065, Schedule B, Question 3b)

Complete columns (i) through (iv) below for any individual or estate that owns, directly or indirectly, an interest of 50% or more in the profit, loss, or capital of the partnership (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Maximum Percentage Owned in Profit, Loss, or Capital
CAROL N. ROSENBERG	299-46-5780	UNITED STATES	99.000000

For Paperwork Reduction Act Notice, see the Instructions for Form 1065.

Schedule B-1 (Form 1065) (Rev. 12-2011)

DAA

PARTNER# 1

651113

| | Final K-1 | | Amended K-1 | OMB No. 1545-0123 |

Schedule K-1
(Form 1065)

2016

Department of the Treasury
Internal Revenue Service

For calendar year 2016, or tax

year beginning _____

ending _____

Partner's Share of Income, Deductions, Credits, etc.

ᴜ See back of form and separate instructions.

| Part I | Information About the Partnership |

A Partnership's employer identification number

46-1032027

B Partnership's name, address, city, state, and ZIP code

PAYROLL4FREE.COM LLC

23297 COMMERCE PARK ROAD
BEACHWOOD   OH 44122

C IRS Center where partnership filed return

E-FILE

D ☐ Check if this is a publicly traded partnership (PTP)

| Part II | Information About the Partner |

E Partner's identifying number

299-46-5780

F Partner's name, address, city, state, and ZIP code

CAROL N. ROSENBERG

3720 SEVERN ROAD
CLEVELAND HEIGHTS   OH 44118

G ☒ General partner or LLC member-manager   ☐ Limited partner or other LLC member

H ☒ Domestic partner   ☐ Foreign partner

I1 What type of entity is this partner?   **INDIVIDUAL**

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here   ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	99.000000 %	99.000000 %
Loss	99.000000 %	99.000000 %
Capital	99.000000 %	99.000000 %

K Partner's share of liabilities at year end:

Nonrecourse	$ _____
Qualified nonrecourse financing	$ _____
Recourse	$ 1,848,388

L Partner's capital account analysis:

Beginning capital account	$ _____
Capital contributed during the year	$ _____
Current year increase (decrease)	$ -1,720,516
Withdrawals & distributions	$ (_____)
Ending capital account	$ -1,720,516

☒ Tax basis   ☐ GAAP   ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?

☐ Yes   ☒ No

If "Yes," attach statement (see instructions)

| Part III | Partner's Share of Current Year Income, Deductions, Credits, and Other Items |

1 Ordinary business income (loss)	15 Credits
-170,852	

2 Net rental real estate income (loss)	

3 Other net rental income (loss)	16 Foreign transactions

4 Guaranteed payments	

5 Interest income	

6a Ordinary dividends	

6b Qualified dividends	

7 Royalties	

8 Net short-term capital gain (loss)	

9a Net long-term capital gain (loss)	17 Alternative minimum tax (AMT) items

9b Collectibles (28%) gain (loss)	

9c Unrecaptured section 1250 gain	

10 Net section 1231 gain (loss)	18 Tax-exempt income and nondeductible expenses

11 Other income (loss)	

12 Section 179 deduction	19 Distributions

13 Other deductions	20 Other information

14 Self-employment earnings (loss)	
A -170,852	
C 66,997	

*See attached statement for additional information.

For IRS Use Only

For Paperwork Reduction Act Notice, see Instructions for Form 1065.

IRS.gov/form1065

Schedule K-1 (Form 1065) 2016

DAA

PAYROLL4FRE 03/01/2017 1:13 PM

PARTNER# 2

651113

☐ Final K-1 ☐ Amended K-1

OMB No. 1545-0123

Schedule K-1 (Form 1065) 2016

Department of the Treasury
Internal Revenue Service

For calendar year 2016, or tax year beginning ______ ending ______

Partner's Share of Income, Deductions, Credits, etc.

u See back of form and separate instructions.

Part I Information About the Partnership

A Partnership's employer identification number
46-1032027

B Partnership's name, address, city, state, and ZIP code
PAYROLL4FREE.COM LLC

23297 COMMERCE PARK ROAD
BEACHWOOD OH 44122

C IRS Center where partnership filed return
E-FILE

D ☐ Check if this is a publicly traded partnership (PTP)

Part II Information About the Partner

E Partner's identifying number
288-88-9220

F Partner's name, address, city, state, and ZIP code
CHAIM E. ROSENBERG

79 HORTON DR
MONSEY NY 10952

G ☐ General partner or LLC member-manager ☒ Limited partner or other LLC member

H ☒ Domestic partner ☐ Foreign partner

I1 What type of entity is this partner? INDIVIDUAL

I2 If this partner is a retirement plan (IRA/SEP/Keogh/etc.), check here ☐

J Partner's share of profit, loss, and capital (see instructions):

	Beginning	Ending
Profit	1.000000 %	1.000000 %
Loss	1.000000 %	1.000000 %
Capital	1.000000 %	1.000000 %

K Partner's share of liabilities at year end:

Nonrecourse	$
Qualified nonrecourse financing	$
Recourse	$ 18,671

L Partner's capital account analysis:

Beginning capital account	$
Capital contributed during the year	$
Current year increase (decrease)	$ -1,726
Withdrawals & distributions	$ ( )
Ending capital account	$ -1,726

☒ Tax basis ☐ GAAP ☐ Section 704(b) book
☐ Other (explain)

M Did the partner contribute property with a built-in gain or loss?
☐ Yes ☒ No
If "Yes," attach statement (see instructions)

Part III Partner's Share of Current Year Income, Deductions, Credits, and Other Items

1	Ordinary business income (loss) -1,726	15	Credits
2	Net rental real estate income (loss)		
3	Other net rental income (loss)	16	Foreign transactions
4	Guaranteed payments		
5	Interest income		
6a	Ordinary dividends		
6b	Qualified dividends		
7	Royalties		
8	Net short-term capital gain (loss)		
9a	Net long-term capital gain (loss)	17	Alternative minimum tax (AMT) items
9b	Collectibles (28%) gain (loss)		
9c	Unrecaptured section 1250 gain		
10	Net section 1231 gain (loss)	18	Tax-exempt income and nondeductible expenses
11	Other income (loss)		
		19	Distributions
12	Section 179 deduction		
13	Other deductions	20	Other information
14	Self-employment earnings (loss)		
A	-1,726		
C	677		

*See attached statement for additional information.

For IRS Use Only

DAA

Form **8832**

(Rev. December 2013)

Department of the Treasury
Internal Revenue Service

Entity Classification Election

OMB No. 1545-1516

ᴜ **Information about Form 8832 and its instructions is at www.irs.gov/form8832.**

Type or Print	Name of eligible entity making election
	PAYROLL4FREE.COM LLC

Employer identification number

46−1032027

Number, street, and room or suite no. If a P.O. box, see instructions.
23297 COMMERCE PARK ROAD

City or town, state, and ZIP code. If a foreign address, enter city, province or state, postal code and country. Follow the country's practice for entering the postal code.
BEACHWOOD   OH 44122

ᴜ Check if: ☐ Address change   ☒ Late classification relief sought under Revenue Procedure 2009-41

☒ Relief for a late change of entity classification election sought under Revenue Procedure 2010-32

Part I	Election Information

1 Type of election (see instructions):

a ☐ Initial classification by a newly-formed entity. Skip lines 2a and 2b and go to line 3.

b ☒ Change in current classification. Go to line 2a.

2a Has the eligible entity previously filed an entity election that had an effective date within the last 60 months?

☐ **Yes.** Go to line 2b.
☒ **No.** Skip line 2b and go to line 3.

2b Was the eligible entity's prior election an initial classification election by a newly formed entity that was effective on the date of formation?

☐ **Yes.** Go to line 3.
☐ **No.** Stop here. You generally are not currently eligible to make the election (see instructions).

3 Does the eligible entity have more than one owner?

☒ **Yes.** You can elect to be classified as a partnership or an association taxable as a corporation. Skip line 4 and go to line 5.
☐ **No.** You can elect to be classified as an association taxable as a corporation or to be disregarded as a separate entity. Go to line 4.

4 If the eligible entity has only one owner, provide the following information:

a Name of owner ▶ ....
b Identifying number of owner ▶ ....

5 If the eligible entity is owned by one or more affiliated corporations that file a consolidated return, provide the name and employer identification number of the parent corporation:

a Name of parent corporation ▶ ....
b Employer identification number ▶ ....

For Paperwork Reduction Act Notice, see instructions.

Form **8832** (Rev. 12-2013)

DAA

Form 8832 (Rev. 12-2013)   **PAYROLL4FREE.COM LLC**   46-1032027   Page **2**

Part I	**Election Information** (Continued)

6   **Type of entity** (see instructions):

a ☐ A domestic eligible entity electing to be classified as an association taxable as a corporation.

b ☒ A domestic eligible entity electing to be classified as a partnership.

c ☐ A domestic eligible entity with a single owner electing to be disregarded as a separate entity.

d ☐ A foreign eligible entity electing to be classified as an association taxable as a corporation.

e ☐ A foreign eligible entity electing to be classified as a partnership.

f ☐ A foreign eligible entity with a single owner electing to be disregarded as a separate entity.

7   If the eligible entity is created or organized in a foreign jurisdiction, provide the foreign country of

organization ▶ ....

8   Election is to be effective beginning (month, day, year) (see instructions) .... ▶ 01/01/16

9   Name and title of contact person whom the IRS may call for more information

WILLIAM JOSEPH

CPA

10 Contact person's telephone number

216-595-2322

Consent Statement and Signature(s) (see instructions)

Under penalties of perjury, I (we) declare that I (we) consent to the election of the above-named entity to be classified as indicated above, and that I (we) have examined this election and consent statement, and to the best of my (our) knowledge and belief, this election and consent statement are true, correct, and complete. If I am an officer, manager, or member signing for the entity, I further declare under penalties of perjury that I am authorized to make the election on its behalf.

Signature(s)	Date	Title
CAROL N ROSENBERG		MEMBER
CHAIM E ROSENBERG		MEMBER

Form **8832** (Rev. 12-2013)

DAA

Form 8832 (Rev. 12-2013) **PAYROLL4FREE.COM LLC**   **46-1032027**   Page **3**

Part II	Late Election Relief

11 Provide the explanation as to why the entity classification election was not filed on time (see instructions).

MEMBERS AND BOARD OF DIRECTORS MET AND DID'T REALIZE THAT IN DECIDING TO

BE TAXED AS A C-CORP RATHER THAN A DISREGARDED ENTITY THAT A FORM

8832 WOULD BE NEEDED.   THE LLC QUALIFIES FOR THIS ELECTION AND THERE NO

OTHER REASONS OTHER THAT A LATE ELECTION THAT RELIEF IS REQUESTED

Under penalties of perjury, I (we) declare that I (we) have examined this election, including accompanying documents, and, to the best of my (our) knowledge and belief, the election contains all the relevant facts relating to the election, and such facts are true, correct, and complete. I (we) further declare that I (we) have personal knowledge of the facts and circumstances related to the election. I (we) further declare that the elements required for relief in Section 4.01 of Revenue Procedure 2009-41 have been satisfied.

Signature(s)	Date	Title
CAROL N ROSENBERG		MEMBER
CHAIM E ROSENBERG		MEMBER

Form **8832** (Rev. 12-2013)

DAA

Statement 1 - Form 1065, Page 1, Line 20 - Other Deductions

Description	Amount
ACH FEES	$ 6,513
ADVERTISING	48,083
ALLOCATED WAGES & COSTS	115,167
BANK FEES	14
OUTSIDE PROGRAMMING	49,249
INTERNET SERVICE	6,402
LEGAL & PROFESSIONAL	4,460
MISCELLANEOUS	20
OFFICE EXPENSE	2,981
TELEPHONE	851
UTILITIES	693
TOTAL	$ 234,433

Statement 2 - Form 1065, Schedule L, Line 17 - Other Current Liabilities

Description	Beginning of Year	End of Year
SALES TAX PAYABLE	$	$ 627
CLIENT IMPOUNDED PAYROLL		144,179
TOTAL	$ 0	$ 144,806

Statement 3 - Form 1065, Schedule M-2, Line 4 - Other Increases

Description	Amount
BEGINNING LLC EQUITY	$ -1,549,664
TOTAL	$ -1,549,664

PAYROLL4FRE 03/01/2017 1:13 PM

Partnership Self-Employment Worksheet

				2016

Schedule **K**

For calendar year 2016, or tax year beginning _____, and ending _____

Partnership Name	Employer Identification Number
PAYROLL4FREE.COM LLC	**46-1032027**

1a.	Ordinary income (loss) (Schedule K, line 1)	**1a**	**-172,578**		
b.	Net income (loss) from certain rental real estate activities (see instructions)	**1b**			
c.	Net income (loss) from other rental activities (Schedule K, line 3c)	**1c**			
d.	Net loss from Form 4797, Part II, line 17, included on line 1a above. Enter as a positive amount	**1d**			
e.	Combine lines 1a through 1d	**1e**	**-172,578**		
2.	Net gain from Form 4797, Part II, line 17, included on line 1a above	**2**			
3a.	Subtract line 2 from line 1e. If line 1e is a loss, increase the loss on line 1e by the amount on line 2	**3a**	**-172,578**		
b.	Part of line 3a allocated to limited partners, estates, trusts, corporations, exempt organizations, and IRAs	**3b**			
c.	Subtract line 3b from line 3a. If line 3a is a loss, reduce the loss on line 3a by the amount on line 3b. Include each individual general partner's share in box 14 of Schedule K-1, using code A			**3c**	**-172,578**
4a.	Guaranteed payments to partners (Schedule K, line 4) derived from a trade or business as defined in section 1402(c) (see instructions)	**4a**			
b.	Part of line 4a allocated to individual limited partners for other than services and to estates, trusts, corporations, exempt organizations, and IRAs	**4b**			
c.	Subtract line 4b from line 4a. Include each individual general partner's share and each individual limited partner's share in box 14 of Schedule K-1, using code A			**4c**	
5.	Net earnings (loss) from self-employment. Combine lines 3c and 4c. Enter here and on Schedule K, line 14a			**5**	**-172,578**

PARTNER# 1

Schedule **K-1**	**Analysis of Partner's K-1, Current Year Increase (Decrease) Worksheet**	**2016**
	For calendar year 2016, or tax year beginning , and ending	

Partnership Name	Employer Identification Number
PAYROLL4FREE.COM LLC	**46-1032027**

Partner's Name	Taxpayer Identification Number
CAROL N. ROSENBERG	**299-46-5780**

Items Included in Current Year Increase (Decrease):

SCHEDULE K ADDITIONS:
   ORDINARY INCOME/LOSS   **-170,852**

                     SUBTOTAL   **-170,852**

SCHEDULE M-2 ADDITIONS:
   OTHER INCREASES:
      BEGINNING LLC EQUITY   **-1,549,664**

                     SUBTOTAL   **-1,549,664**

TOTAL PER SCHEDULE K-1, CURRENT YEAR INCREASE (DECREASE)   **-1,720,516**
                                                             =============

PARTNER# 2

Schedule **K-1**	Analysis of Partner's K-1, Current Year Increase (Decrease) Worksheet	**2016**
	For calendar year 2016, or tax year beginning _____, and ending _____	

Partnership Name	Employer Identification Number
PAYROLL4FREE.COM LLC	**46-1032027**

Partner's Name	Taxpayer Identification Number
CHAIM E. ROSENBERG	**288-88-9220**

Items Included in Current Year Increase (Decrease):

SCHEDULE K ADDITIONS:

ORDINARY INCOME/LOSS	**-1,726**
	_____
SUBTOTAL	**-1,726**
	_____
TOTAL PER SCHEDULE K-1, CURRENT YEAR INCREASE (DECREASE)	**-1,726**
	============

PARTNER# 1

	Partner's Self-Employment Worksheet		
Schedule **K-1**	For calendar year 2016, or tax year beginning , and ending		**2016**

Partnership Name	Employer Identification Number
PAYROLL4FREE.COM LLC	**46-1032027**

Partner's Name	Taxpayer Identification Number
CAROL N. ROSENBERG	**299-46-5780**

1a.	Ordinary income (loss) (Schedule K, line 1)	**1a**	**-170,852**
b.	Net income (loss) from certain rental real estate activities (see instructions)	**1b**	
c.	Net income (loss) from other rental activities (Schedule K, line 3c)	**1c**	
d.	Net loss from Form 4797, Part II, line 17, included on line 1a above. Enter as a positive amount	**1d**	
e.	Combine lines 1a through 1d	**1e**	**-170,852**
2.	Net gain from Form 4797, Part II, line 17, included on line 1a above	**2**	
3a.	Subtract line 2 from line 1e. If line 1e is a loss, increase the loss on line 1e by the amount on line 2	**3a**	**-170,852**
4a.	Guaranteed payments to partners (Schedule K, line 4) derived from a trade or business as defined in section 1402(c) (see instructions)	**4a**	
5.	Net earnings (loss) from self-employment. Combine lines 3a and 4a. Enter here and on Schedule K, line 14a	**5**	**-170,852**

PARTNER# 2

Schedule **K-1**

Partner's Self-Employment Worksheet

For calendar year 2016, or tax year beginning   , and ending

2016

Partnership Name	Employer Identification Number
PAYROLL4FREE.COM LLC	**46-1032027**
Partner's Name	Taxpayer Identification Number
CHAIM E. ROSENBERG	**288-88-9220**

1a.	Ordinary income (loss) (Schedule K, line 1)	1a	**-1,726**
b.	Net income (loss) from certain rental real estate activities (see instructions)	1b	
c.	Net income (loss) from other rental activities (Schedule K, line 3c)	1c	
d.	Net loss from Form 4797, Part II, line 17, included on line 1a above. Enter as a positive amount	1d	
e.	Combine lines 1a through 1d	1e	**-1,726**
2.	Net gain from Form 4797, Part II, line 17, included on line 1a above	2	
3a.	Subtract line 2 from line 1e. If line 1e is a loss, increase the loss on line 1e by the amount on line 2	3a	**-1,726**
4a.	Guaranteed payments to partners (Schedule K, line 4) derived from a trade or business as defined in section 1402(c) (see instructions)	4a	
5.	Net earnings (loss) from self-employment. Combine lines 3a and 4a. Enter here and on Schedule K, line 14a	5	**-1,726**

PARTNER# 1

Schedule **K-1**	**Partner's Basis Worksheet, Page 1**	**2016**
	For calendar year 2016, or tax year beginning , and ending	

Partnership Name	Employer Identification Number
PAYROLL4FREE.COM LLC	**46-1032027**

Partner's Name	Taxpayer Identification Number
CAROL N. ROSENBERG	**299-46-5780**

Beginning of year **0**

Increases:

Capital contributions: Cash ....   Property (adjusted basis) ....

"Excess" depletion ....

Income items: Ordinary income ....

    Net income from rental real estate activities ....

    Net income from other rental activities ....

    Interest ....

    Dividends ....

    Royalties ....

    Net short-term capital gain ....

    Net long-term capital gain ....

    Other portfolio income ....

    Net gain under section 1231 ....

    Other income ....

    Tax-exempt interest and other income ....

Other increases: Transfer of capital ....

    Gain on disposition of section 179 assets ....

    Other increases ....

Distributions: Cash ....   Property (adjusted basis) ....

Increase (decrease) in share of partnership liabilities   P/Y ....   C/Y ... **1,848,388**   **1,848,388**

Subtotal **1,848,388**

Distribution in excess of partner basis ....

Decreases:

Noncap items: Nondeductible expenses ....

    Charitable contributions ....

    Foreign taxes ....

Loss items: Ordinary loss **170,852**

    Net loss from rental real estate activities ....

    Net loss from other rental activities ....

    Royalties ....

    Net short-term capital loss ....

    Net long-term capital loss ....

    Other portfolio loss ....

    Net loss under section 1231 ....

    Other losses ....

    Section 179 expense ....

    Deductions related to portfolio income ....

    Other deductions ....

    Interest expense on investment debts ....

    Section 59(e)(2) expenditures ....

    Loss on disposition of section 179 assets ....

Depletion ....

Other decreases **170,852**

End of year **1,677,536**

Note to partner: This worksheet was prepared based on partnership records. Please consult with your tax advisor for adjustments.

PARTNER# 2

Schedule **K-1**	**Partner's Basis Worksheet, Page 1**	**2016**
	For calendar year 2016, or tax year beginning , and ending	

Partnership Name	Employer Identification Number
PAYROLL4FREE.COM LLC	**46-1032027**

Partner's Name	Taxpayer Identification Number
CHAIM E. ROSENBERG	**288-88-9220**

Beginning of year **0**

Increases:

Capital contributions: Cash .... Property (adjusted basis) ....

"Excess" depletion ....

Income items: Ordinary income ....

Net income from rental real estate activities ....

Net income from other rental activities ....

Interest ....

Dividends ....

Royalties ....

Net short-term capital gain ....

Net long-term capital gain ....

Other portfolio income ....

Net gain under section 1231 ....

Other income ....

Tax-exempt interest and other income ....

Other increases: Transfer of capital ....

Gain on disposition of section 179 assets ....

Other increases ....

Distributions: Cash .... Property (adjusted basis) ....

Increase (decrease) in share of partnership liabilities   P/Y .... C/Y   **18,671**   **18,671**

Subtotal **18,671**

Distribution in excess of partner basis ....

Decreases:

Noncap items: Nondeductible expenses ....

Charitable contributions ....

Foreign taxes ....

Loss items: Ordinary loss **1,726**

Net loss from rental real estate activities ....

Net loss from other rental activities ....

Royalties ....

Net short-term capital loss ....

Net long-term capital loss ....

Other portfolio loss ....

Net loss under section 1231 ....

Other losses ....

Section 179 expense ....

Deductions related to portfolio income ....

Other deductions ....

Interest expense on investment debts ....

Section 59(e)(2) expenditures ....

Loss on disposition of section 179 assets ....

Depletion **1,726**

Other decreases ....

End of year **16,945**

Note to partner: This worksheet was prepared based on partnership records. Please consult with your tax advisor for adjustments.

Schedule K-1 Summary Worksheet

Form **1065**

For calendar year 2016, or tax year beginning   , and ending

2016

Partnership Name	Employer Identification Number
PAYROLL4FREE.COM LLC	46-1032027

	Partner Name	SSN/EIN
Column A	CAROL N. ROSENBERG	299-46-5780
Column B	CHAIM E. ROSENBERG	288-88-9220
Column C		
Column D		

	Schedule K Items	Column A	Column B	Column C	Column D	SCH K TOTAL
1	Ordinary income	-170,852	-1,726			-172,578
2	Net income-rent					
3c	Net inc-oth rent					
4	Guaranteed pmts					
5	Interest income					
6a	Ordinary dividends					
6b	Qual dividends					
7	Royalties					
8	Net ST capital gain					
9a	Net LT capital gain					
9b	Collectibles 28% gain					
9c	Unrecap sec 1250					
10	Net sec 1231 gain					
11	Other income					
12	Sec 179 deduction					
13a	Contributions					
13b	Invest interest exp					
13c	Sec 59(e)(2) exp					
13d	Other deductions					
14a	Net SE earnings	-170,852	-1,726			-172,578
14b	Gross farming inc					
14c	Gross nonfarm inc	66,997	677			67,674
15a	Low-inc house 42j5					
15b	Low-inc house other					
15c	Qual rehab exp					
15d	Rental RE credits					
15e	Other rental credits					
15f	Other credits					
16b	Gross inc all src					
16c-f	Tot foreign income					
16g-k	Tot foreign deds					
16l-m	Total foreign taxes					
17a	Depr adjustment					
17b	Adj gain or loss					
17c	Depletion					
17d	Inc-oil/gas/geoth					
17e	Ded-oil/gas/geoth					
17f	Other AMT items					
18a	Tax-exempt int					
18b	Other tax-exempt					
18c	Nonded expense					
19a	Cash distributions					
19b	Property distributions					
20a	Invest income					
20b	Invest expense					

Schedule K-1 Percentages Summary Worksheet

Form **1065**

For calendar year 2016, or tax year beginning _____ , and ending _____

2016

Partnership Name	Employer Identification Number
PAYROLL4FREE.COM LLC	46-1032027

Partner Number	Partner Name	Profit		Loss		Capital	
		Beginning	Ending	Beginning	Ending	Beginning	Ending
1	CAROL N. ROSENBERG	99.000000	99.000000	99.000000	99.000000	99.000000	99.000000
2	CHAIM E. ROSENBERG	1.000000	1.000000	1.000000	1.000000	1.000000	1.000000

Reconciliation of Partners' Basis Worksheet

Form **1065**

For calendar year 2016, or tax year beginning , and ending

2016

Partnership Name

Employer Identification Number

PAYROLL4FREE.COM LLC

46-1032027

Partner Number	Partner Name	Beginning Basis	Increases	Distribution in Excess of Basis	Allowed Decreases	Ending Basis
1	CAROL N. ROSENBERG	0	1,848,388	0	170,852	1,677,536
2	CHAIM E. ROSENBERG	0	18,671	0	1,726	16,945

	Total this page	0	1,867,059	0	172,578	1,694,481
	Total all pages	0	1,867,059	0	172,578	1,694,481

Reconciliation of Partners' Capital Accounts Worksheet

Form **1065**

For calendar year 2016, or tax year beginning   , and ending

2016

Partnership Name

PAYROLL4FREE.COM LLC

Employer Identification Number

46-1032027

Partner Number	Partner Name	Beginning Capital	Capital Contributed	Lines 3, 4, & 7 Schedule M-2	Withdrawals & Distributions	Ending Capital
1	CAROL N. ROSENBERG	0	0	-1,720,516	0	-1,720,516
2	CHAIM E. ROSENBERG	0	0	-1,726	0	-1,726

Total this page		0	0	-1,722,242	0	-1,722,242
Total all pages		0	0	-1,722,242	0	-1,722,242

Form 1065, Schedule L, Line 1 - Cash

Description	Beginning of Year	End of Year
PEOPLES OPERATING	$	$ -19
PEOPLES ACH		144,179
TOTAL	$ 0	$ 144,160

Form 1065, Schedule L, Line 19b - Mortgage, Notes, Bonds Payable in 1 Yr or More

Description	Beginning of Year	End of Year
LOAN FROM GALAXY	$	$ 1,722,253
TOTAL	$ 0	$ 1,722,253